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auditors' report to the shareholders

We have audited the consolidated balance sheet of Allstream Inc. (formerly AT&T Canada Inc.) as at December 31, 2003 and the consolidated statements of operations, shareholders' equity and cash flows for the period from April 1, 2003 to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP Chartered Accountants Toronto, Canada January 30, 2004

Allstream Inc. 2003 Annual Report        29

consolidated balance sheet

(In thousands of Canadian dollars)
December 31, 2003

Assets
Current assets:
Cash and cash equivalents (note 4)	$345,734
Accounts receivable	120,598
Other current assets	28,401

494,733
Property, plant and equipment (note 5)	543,354
Long-term investments (note 6)	5,709
Other assets (note 7)	20,546

$1,064,342

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable (note 8)	$39,519
Accrued liabilities (note 8)	163,845
Dividends payable (note 12(b))	69,385
Income taxes payable	104
Current portion of capital lease obligations (note 9)	5,222

278,075
Long-term portion of capital lease obligations (note 9)	15,618
Other long-term liabilities (note 10)	50,991
Accrued pension liability (note 11)	95,766
Shareholders' equity:
Share capital:
Class A Voting Shares and Class B Limited Voting Shares (note 12)	581,000
Contributed surplus (note 15)	46,715
Deficit	(3,823)

623,892

$1,064,342

Basis of presentation (note 1)
Reconciliation to accounting principles generally accepted in United States (note 21)
Commitments and contingencies (note 22)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ PURDY CRAWFORD Purdy Crawford Director	/s/ JANE MOWAT Jane Mowat Director

30        Allstream Inc. 2003 Annual Report

consolidated statement of operations

(In thousands of Canadian dollars, except per share amounts)
Period from April 1, 2003 to December 31, 2003

Revenue	$947,796
Expenses:
Service costs	529,157
Selling, general and administration	230,875
Depreciation	77,493

837,525

Income from operations	110,271
Other income (expense):
Interest income	6,705
Interest expense	(3,656)
Other (note 3)	430

3,479

Income before income taxes	113,750
Income taxes (note 15)	48,188

Net income	$65,562

Earnings per share:
Basic	$3.31
Diluted	3.29

Weighted average number of shares outstanding (in thousands) (note 14):
Basic	19,782
Diluted	19,951

See accompanying notes to consolidated financial statements.

Allstream Inc. 2003 Annual Report        31

consolidated statement of shareholders' equity

(In thousands of Canadian dollars)
Period from April 1, 2003 to December 31, 2003

	Common shares outstanding
	Number (000's)
					Accumulated deficit	Contributed surplus
	Class A	Class B	Total	Amount			Total
Balance, beginning of period (note 12):
Issuance of Class A
Voting Shares and
Class B Limited
Voting Shares	1,043	18,715	19,758	$581,000	$—	$—	$581,000
Class B Limited Voting
Shares released from escrow account upon settlement of disputed claims (note 12(c))	—	24	24	—	—	—	—

	1,043	18,739	19,782	581,000	—	—	581,000
Class A Voting Shares converted to Class B Limited Voting Shares	(345)	345	—	—	—	—	—
Class B Limited Voting
Shares converted to
Class A Voting Shares	240	(240)	—	—	—	—	—
Net income	—	—	—	—	65,562	—	65,562
Dividends declared (note 12(b))	—	—	—	—	(69,385)	—	(69,385)
Recognition of benefit of tax loss carryforwards (note 15)	—	—	—	—	—	46,715	46,715

Balance, end of period	938	18,844	19,782	$581,000	$(3,823)	$46,715	$623,892

See accompanying notes to consolidated financial statements.

32        Allstream Inc. 2003 Annual Report

consolidated statement of cash flows

(In thousands of Canadian dollars)
Period from April 1, 2003 to December 31, 2003

Cash provided by (used in):
Operating activities:
Net income	$65,562
Adjustments required to reconcile net income to cash flows from operating activities:
Depreciation	77,493
Accretion of interest and amortization of fair value decrements	369
Stock-based compensation expense (note 13)	4,413
Benefit of tax loss carryforwards (note 15)	46,715
Pension charge	8,169
Gain on sale of investments	(430)
Other	(481)

201,810
Change in non-cash working capital (note 19)	23,131

Net cash provided by operating activities	224,941
Financing activities:
Payment of capital lease obligations	(1,150)
Decrease in other long-term liabilities	(55)

Net cash used in financing activities	(1,205)
Investing activities:
Proceeds from dispositions of investments (note 3)	8,037
Additions to property, plant and equipment	(60,911)
Proceeds from sale of assets	2,550
Long-term investment (note 6)	(100)
Additions to other assets	(4,525)

Net cash used in investing activities	(54,949)
Effect of exchange rate changes on cash	365

Increase in cash and cash equivalents	169,152
Cash and cash equivalents, beginning of period	176,582

Cash and cash equivalents, end of period	$345,734

Supplemental cash flow information (note 20)

See accompanying notes to consolidated financial statements.

Allstream Inc. 2003 Annual Report        33

notes to consolidated financial statements

(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Period from April 1, 2003 to December 31, 2003

Allstream Inc. (the "Company") is a communication solutions provider with a portfolio of Connectivity, Infrastructure Management and IT Services.

1.     Basis of presentation:

  On October 15, 2002, AT&T Canada Inc. (the "Predecessor") and certain of its subsidiaries, namely AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, MetroNet Fiber U.S. Inc., MetroNet Fiber Washington Inc. and Netcom Canada Inc. (collectively, the "AT&T Canada Companies"), voluntarily filed an application for creditor protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the "Court") and obtained an order from the Bankruptcy Court in the Southern District of New York (the "U.S. Court") under Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States.

  As part of the CCAA proceedings, the Predecessor formulated a consolidated Plan of Arrangement and Reorganization (the "Plan"). The purpose of the Plan was to restructure the balance sheet and equity of the AT&T Canada Companies, provide for the compromise, settlement and payment of liabilities of certain creditors of the AT&T Canada Companies (the "Affected Creditors"), to simplify the operating corporate structure of the AT&T Canada Companies and create a new entity New AT&T Canada Inc. (now Allstream Inc.).

  The Affected Creditors approved the Plan and the Predecessor implemented the Plan and emerged from the CCAA on April 1, 2003. Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "CBCA") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of the Predecessor.

  Pursuant to the Plan, there was a substantial realignment in the equity interests and capital structure of the Predecessor. The reorganization and opening balance sheet of the Company as at April 1, 2003 has been accounted for under the provisions of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section ("HB") 1625, Comprehensive Revaluation of Assets and Liabilities ("fresh start accounting").

  In conjunction with the Plan, the Predecessor was required to estimate its post-emergence enterprise value ("Equity Value"). The Equity Value was determined with the assistance of independent financial advisors, utilizing three different valuation methodologies that were based upon the cash flow projections and business plan for the Company as contemplated by the Predecessor. The methodologies incorporated discounted cash flow techniques, a comparison of the Company and its projected performance to market values of comparable companies, and a comparison of the Company and its projected performance to values of past transactions involving comparable entities. The cash flow valuation utilized five-year cash flow projections with a terminal value multiple of projected 2007 projected earnings before interest, taxes, depreciation and amortization ("EBITDA"). The cash flow projections were net present valued using a debt free weighted average cost of capital range of 12.5% to 17.5%. The methodologies employed estimated a range of Equity Value between $531.3 million and $631.3 million. The Affected Creditors and the Court approved the establishment of the Equity Value at $581 million.

  All assets and liabilities were revalued at estimated fair values and the deficit was eliminated by a reduction of shareholders' surplus on reorganization.

  The consolidated financial statements of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial statements issued by the Predecessor prior to the Plan implementation.

34        Allstream Inc. 2003 Annual Report

  The following table summarizes the adjustments from implementation of the Plan and the adoption of fresh start accounting:

	Adjustments
	Balance prior to Plan implementation, March 31, 2003	The Plan		Fresh start accounting(vii)	Balance after Plan implementation, April 1, 2003
Assets
Current assets:
Cash and cash equivalents	$175,230	$—		$1,352	$176,582
Cash held in escrow	233,022	(233,022	)(i)	—	—

Cash and cash equivalents	408,252	(233,022)		1,352	176,582
Accounts receivable	153,994	—		(3,171)	150,823
Other current assets	28,695	—		78	28,773

	590,941	(233,022)		(1,741)	356,178
Property, plant and equipment	927,072	—		(383,849)	543,223
Intangible assets	6,410	—		(870)	5,540
Deferred pension asset	67,437	—		(67,437)	—
Long-term investments	2,120	—		(1,411)	709
Other assets	53,203	(37,381	)(ii)	(2,129)	13,693

	$1,647,183	$(270,403)		$(457,437)	$919,343

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Liabilities not subject to compromise:
Accounts payable	$31,326	$—		$(2,011)	$29,315
Accrued liabilities	184,388	(29,834	)(iv)	(35,584)	118,970
Income taxes payable	472	—		—	472
Current portion of capital lease obligations	4,255	—		—	4,255
Liabilities subject to compromise	4,528,426	157,895	(iii)
		(4,686,321	)(i)	—	—

	4,748,867	(4,558,260)		(37,595)	153,012
Long-term portion of capital lease obligations	16,602	—		—	16,602
Accrued pension liability	—	—		120,176	120,176
Other long-term liabilities	46,917	—		1,636	48,553
Deferred foreign exchange	99,158	(99,158	)(iv)	—	—
Shareholders' equity (deficiency):
Old common shares	1,393,844	(1,393,844	)(v)	—	—
New Class A Voting and Class B Limited Voting Shares	—	581,000	(i)	—	581,000
Warrants	496	(496	)(v)	—	—
Deficit	(4,658,701)	5,200,355	(vi)	(541,654)	—

	(3,264,361)	4,387,015		(541,654)	581,000

	$1,647,183	$(270,403)		$(457,437)	$919,343

Allstream Inc. 2003 Annual Report        35

  Summary of adjustments:

  Plan adjustments:

  (i)
  In accordance with the provisions of the Plan, each Affected Creditor received a pro rata share of the cash distribution of $233 million and 100% of the equity of Allstream, consisting of Class A Voting Shares and Class B Limited Voting Shares in exchange for the claims of the Affected Creditors.

  (ii)
  Reflects elimination on settlement of the unamortized balance of debt issuance costs related to the Senior Notes.

  (iii)
  Reflects the reversal of accrued interest and the foreign exchange translation impact on the Senior Notes from October 15, 2002 to March 31, 2003. The CCAA proceedings did not allow for principal and interest payments to be made on Senior Notes without Court approval or until the Plan was implemented. Accordingly, while the Predecessor continued to accrue for interest expense on the Senior Notes until March 31, 2003, no interest or penalties accrued on the claims of the Affected Creditors from and after October 15, 2002. The interest accrued by the Predecessor was reversed on the implementation of the Plan on April 1, 2003.

  (iv)
  Reflects elimination on settlement of deferred gains on foreign currency derivative contracts related to the Senior Notes.

  (v)
  Under the Plan, the existing Class A Voting Shares, Class B Non-Voting Shares and Preferred Shares of the Predecessor and all issued and outstanding warrants and options were cancelled without payment or consideration.

  (vi)
  The net effect of adjustments (i) to (v) was an increase to shareholders' equity (deficiency) of $5.2 billion.

  Fresh start adjustments:

  (vii)
  Under fresh start accounting, all assets and liabilities were revalued at estimated fair values and the Company's surplus was eliminated. The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximated fair value given their short term to maturity after adjustments for changes in estimates relating to resolution of contingencies, including legal claims, customer disputes and supplier contract negotiations. Other long-term liabilities, representing rights-of-way and network access contracts, were fair-valued based upon current market rates for such contracts. The fair value of the pension liability was determined by an independent actuary. The fair value of property, plant and equipment was calculated as the excess of the Equity Value and fair value of the liabilities over the fair value of the remaining assets. The Company hired an independent valuation expert to assist management in determining that the fair value of property, plant and equipment was not lower than the excess calculated above.

2.     Significant accounting policies:

  The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the Company, conform, in all material respects, with those in the United States, except as outlined in note 21.

  The consolidated financial statements include all assets and liabilities of the Company and its majority-owned subsidiaries. The principal subsidiaries of the Company include Allstream Limited, Allstream Corp. and Allstream Fiber U.S., Inc. All intercompany transactions and balances have been eliminated on consolidation.

  The Company's significant accounting policies are as follows:

  (a)
  Cash and cash equivalents:

    Cash equivalents consist of investments in money market instruments with a maturity at the date of purchase of less than three months. Cash and cash equivalents are recorded at cost, which approximates current market value.

36        Allstream Inc. 2003 Annual Report

  (b)
  Revenue recognition:

    The Company derives its revenue primarily from data, local, Internet and information technology services and long-distance products and services. Products and services are sold either stand-alone or together as a multiple service arrangement or a bundled solution. Components of multiple service arrangements are separately accounted for provided the elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. The Company recognizes revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed or determinable and collectability is reasonably assured. Estimated sales rebates are recorded as a reduction of revenue in the period incurred.

    Revenue on long-distance and other usage-based products and services is recognized based upon minutes of traffic carried. Revenue on local, data, internet, IT services and other products and services is recognized as the services are provided in accordance with contract terms, including any customer acceptance provisions. Revenue from technical support and maintenance is recognized over the term of the contract, during which the services are provided.

    The Company has certain indefeasible rights-of-use agreements ("IRUs") pursuant to which the Company leases fibre and infrastructure to other telecommunication service providers. Upfront payments are deferred and recognized over the terms of the agreements, unless the criteria for sales-type leasing accounting are met.

  (c)
  Property, plant and equipment:

    Property, plant and equipment as of April 1, 2003 are recorded under the provisions of fresh start accounting as described in note 1(vii). Property, plant and equipment additions after April 1, 2003 are recorded at cost. Included in telecommunications facilities and equipment are costs incurred in developing new networks or expanding existing networks, such as costs of acquiring rights-of-way and network design. Construction costs related to telecommunications facilities and equipment that are installed on rights-of-way granted by others are capitalized and depreciated over the lives of the rights-of-way. Direct labour costs incurred to develop or construct network assets and internal-use software are capitalized. A portion of indirect labour and overhead costs incurred for the development of network assets is also capitalized. Interest on debt incurred to acquire property, plant and equipment is capitalized on assets under construction for more than three months at the Company's weighted average cost of debt. Telecommunications facilities and equipment are depreciated once the network is put in service.

    Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Telecommunications facilities and equipment	3 - 20 years
Buildings	13 - 40 years
Other property, plant and equipment	4 - 40 years
Equipment under capital leases	3 - 15 years
Application software	1 - 7 years
Leasehold improvements	Term of lease

    Property, plant and equipment associated with the Company's network is subject to technological risks and market changes due to new products and services and changing customer demands. These changes may result in changes to the estimated useful lives of these assets.

Allstream Inc. 2003 Annual Report        37

  (d)
  Impairment of long-lived assets:

    The carrying amount of long-lived assets to be held and used is reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value.

  (e)
  Foreign currency translation:

    Foreign currency-denominated monetary items are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Foreign currency-denominated non-monetary items are translated at the historical exchange rates. Transactions included in operations are translated at the average exchange rates for the period. Translation gains or losses are reflected in the consolidated statement of operations in the period in which they occur.

  (f)
  Long-term investments:

    The Company accounts for investments in which it exercises significant influence using the equity method. Other investments are accounted for at cost. The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and a provision for loss in value is recorded when a decline in value below the carrying amount is considered to be other than temporary.

  (g)
  Employee benefit plans:

  (i)
  Retirement benefits:

      The Company recognizes the costs of retirement benefits and post-employment benefits over the period in which employees render services in return for the benefits. The costs of defined benefit pensions and other retirement benefits earned by employees are actuarially determined using the projected benefit method prorated on credited service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Changes in these assumptions could impact future pension expense. For the purpose of calculating the expected return on plan assets, those assets are valued using a market-related value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment, except for amendments to the post-retirement medical and dental benefits programs. The average remaining life expectancy of former employees is used for the post-retirement medical and dental benefits programs as no new members are allowed to join these plans. The excess of the cumulative unrecognized net gains (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees, except for the post-retirement medical and dental benefits programs where the average remaining life expectancy of former employees is used in the determination of the amortization period.

      When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

38        Allstream Inc. 2003 Annual Report

    (ii)
    Stock-based compensation:

      The Company accounts for stock-based compensation in accordance with HB 3870, Stock-based Compensation and Other Stock-based Payments, which requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, awards that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.

      HB 3870 permits the Company to treat employee stock options as capital transactions (the settlement method) until January 1, 2004. Effective on this date, the standard requires that all stock-based compensation payments to both employees and non-employees be accounted for using the fair value method. The Company will apply the new standard retroactively without restatement of prior periods. Consequently, opening deficit as at January 1, 2004 will be increased to reflect the expensing of the fair value of $3.1 million for awards granted on or after April 1, 2003.

      Since the Company is following the settlement method, HB 3870 requires pro forma disclosure of net income and per share information as if the Company had accounted for these employee stock options under the fair value method. The Company uses the Black-Scholes option-pricing model to measure the fair value of stock options issued during the period for purposes of the pro forma disclosure, which is then allocated to compensation cost on a straight-line basis over the vesting period of the award. The weighted average fair value of stock options granted during the period was $24.67, measured using the following weighted average assumptions:

Risk-free interest rate (%)	3.43
Expected volatility (%)	90.35
Expected life (in years)	4
Expected dividends	—

      The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models require estimates, which are highly subjective, including expected volatility of the underlying stock. The Company currently estimates its volatility based on the historical share price volatility of comparable companies over the same period as the expected life of the option, as the Company does not have sufficient trading history itself. Changes in assumptions can materially affect estimates of fair values.

Allstream Inc. 2003 Annual Report        39

      The pro forma impact on net income and earnings per share if the Company had accounted for employee stock options under the fair value method is as follows for the period:

Net income (as reported)	$65,562
Stock-based compensation expense	(3,128)

Net income (pro forma)	$62,434

Pro forma weighted average number of common shares outstanding (in thousands):
Basic	19,782
Diluted	19,782

Earnings per share:
As reported:
Basic	$3.31
Diluted	3.29
Pro forma:
Basic	3.16
Diluted	3.16

      Stock-based awards that are settled in cash or may be settled in cash at the option of employees or directors are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the award, and is recorded into operating income over the vesting period of the award. Changes in the Company's payment obligation subsequent to vesting of the award and prior to the settlement date are recorded in operating income in the period incurred. The payment amount is established for Share Appreciation Rights ("SARs") on the date of exercise of the award by the employee; for Restricted Share Units ("RSUs"), the vesting date of the award; and for Deferred Share Units ("DSUs"), the later of the date of termination of employment or directorship.

      The Company's contribution to the Employee Share Ownership Plan ("ESOP") is recorded as compensation expense in the period the obligation to contribute is incurred.

  (h)
  Income taxes:

    The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded to reduce future income tax assets to an amount where realization is more likely than not. Future income tax assets and liabilities are measured using enacted or substantively enacted tax laws and rates in effect for the period in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws and rates is recognized as part of the provision for income taxes in the period that includes the enactment date (or the period in which the changes in rates are substantively enacted).

40        Allstream Inc. 2003 Annual Report

  (i)
  Earnings per common share:

    The Company uses the treasury stock method of calculating diluted earnings per share. The treasury stock method includes only those unexercised options where the average market price of the common shares during the period exceeds the exercise price of the options. In addition, this method assumes that the proceeds would be used to purchase common shares at the average market price during the period.

  (j)
  Use of estimates:

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant estimates are used in, but not limited to, determining the recoverability of long-lived assets, the estimated useful lives of property, plant and equipment, the valuation of accounts receivable, the measurement of income tax valuation allowances, pension and other post-retirement benefits, capitalized labour and overhead, stock-based compensation expense, the accruals for the cost of carrier services and the recording of lease exit costs. Actual results could differ from those estimates.

  (k)
  Recent pronouncements:
  (i)
  Effective January 1, 2004, the Company will adopt retroactively with restatement, HB 3110, Asset Retirement Obligations. The Section establishes standards for the recognition, measurement and disclosure of liabilities for statutory, contractual or legal obligations, when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. Retirement includes the sale, abandonment, recycling or other disposal of an asset but not its temporary idling. The obligations are measured initially at fair value (using the present value of future cash flows discounted at a credit-adjusted risk-free rate of interest) in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, a corresponding asset retirement cost is added to the carrying amount of the related asset. Following the initial recognition of an asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for revisions to the amount or timing of the underlying cash flows needed to settle the obligation. The cost is amortized into income subsequently on the same basis as the related asset. The new standards are consistent with U.S. GAAP requirements under Statement of Financial Accounting Standards ("SFAS") No. 143, except that SFAS No. 143 is effective for U.S. GAAP as of January 1, 2003 (note 21).

  (ii)
  In December 2001, the CICA issued Accounting Guideline 13, Hedging Relationships ("AcG-13"). AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's fiscal year commencing on January 1, 2004 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The adoption of this standard is not expected to have an impact on the consolidated financial statements.

  (iii)
  In June 2003, the CICA issued Accounting Guideline AcG-15, Consolidation of Variable Interest Entities "VIEs." VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The guideline is effective on a prospective basis for the Company's 2005 fiscal year. The Company is currently assessing the impact of adoption of AcG-15.

Allstream Inc. 2003 Annual Report        41

    (iv)
    In July 2003, the CICA issued HB 1100, Generally Accepted Accounting Principles ("GAAP"). This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. This standard is effective for the Company's 2004 fiscal year. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

3.     Dispositions:

  On July 2, 2003, the Company completed the previously announced sale of its subsidiaries, Contour Telecom Inc. and Argos Telecom Inc., to YAK Communications (Canada) Inc. for approximately $8.0 million in cash.

  The disposition generated a gain on the sale of $0.4 million which was calculated as follows:

Proceeds from disposition	$8,037
Less:
Intangible assets	5,540
Net assets, other than intangibles	1,700
Disposition costs	367

7,607

Gain on sale	$430

4.     Cash and cash equivalents:

Cash on deposit:
Canadian dollar	$13,080
U.S. dollar	609
Short-term investments, at rates of interest varying between 0.87% and 2.84%:
Canadian dollar	328,640
U.S. dollar	3,405

$345,734

5.     Property, plant and equipment:

	Cost	Accumulated depreciation	Net book value
Telecommunications facilities and equipment	$433,413	$36,762	$396,651
Land	1,754	—	1,754
Buildings	34,989	1,756	33,233
Other property, plant and equipment	84,386	18,207	66,179
Equipment under capital leases	5,499	944	4,555
Application software	55,319	18,963	36,356
Leasehold improvements	5,487	861	4,626

	$620,847	$77,493	$543,354

  As of December 31, 2003, property, plant and equipment includes $15.5 million of property, plant and equipment under construction that is not in service and, accordingly, is not being depreciated.

42        Allstream Inc. 2003 Annual Report

6.     Long-term investments:

Fixed Wireless Venture (a)	$5,000
Other investments	709

$5,709

  (a)
  The Company has entered into a venture with Inukshuk Internet Inc., a wholly owned subsidiary of Microcell Telecommunications Inc., and NR Communications, LLC to build a Multipoint Communications System network to offer high speed internet, IP-based voice and local networking services. The companies have signed a Unanimous Shareholders' Agreement ("Shareholders' Agreement") in which the companies agree to fund start-up activities to June 30, 2004. As part of the Shareholders' Agreement, the Company is obligated to contribute $5.0 million in cash and contributed services to fund start-up activities. As of December 31, 2003, the Company has contributed $100,000 of its obligation to the venture.

    If all parties are in agreement to proceed on June 30, 2004, the parties will contribute a combination of cash, assets and services to the venture, representing a total value of $135 million. The Company's portion will be $45 million in aggregate, comprised of cash and contributed services.

7.     Other assets:

Restricted cash	$15,588
Other	4,958

$20,546

  The restricted cash is held in trust and $14.0 million is held as further protection for the directors and officers of the Predecessor with respect to their potential personal liability for certain statutory liabilities. The restrictions will terminate upon the earlier of (i) December 31, 2008 and (ii) three years from the date of the last claim being conclusively resolved. The remaining $1.6 million represents cash segregated as collateral against outstanding letters of credit of the same amount. The cash remains restricted until the letters of credit are cancelled or expired.

8.     Accounts payable and accrued liabilities:

Accrued liabilities and trade payables	$104,324
Carrier costs	53,998
Commodity and other taxes	14,645
Personnel costs	10,772
Accrued pension contributions (note 11(b))	10,729
Provision for restructuring (note 16)	4,048
Other	4,848

$203,364

Allstream Inc. 2003 Annual Report        43

9.     Capital lease obligations:

  The following is a schedule, by year, of the future minimum lease payments for capital leases, together with the balance of the obligation, as at December 31, 2003:

2004	$6,018
2005	1,879
2006	1,850
2007	1,850
2008	1,850
2009 and thereafter	16,650

Total minimum lease payments	30,097
Less imputed interest at rates varying from 7.5% to 11.3%	9,257

Balance of the obligations	20,840
Less current portion	5,222

$15,618

  Interest expense on capital leases totaled $1.2 million for the period.

10.   Other long-term liabilities:

Deferred revenue	$13,065
Rights-of-way and network access contracts liability (note 1(vii))	12,450
Other post-retirement benefit obligations (note 11(b))	11,549
Provision for restructuring (note 16)	5,764
Liability for stock-based compensation (notes 13(a)(i) and 13(c))	4,413
Other	3,750

$50,991

11.   Employee benefits:

  The Company provides a number of retirement benefits, including defined benefit and defined contribution plans, providing pension, other retirement and post-employment benefits to most of its employees.

  (a)
  The Company's defined contribution plan expense for the period was $2.3 million.

  (b)
  The Company's net benefit plan expense for the period is as follows:

	Pension benefit plans	Other benefit plans
Current service cost	$5,360	$120
Interest cost	25,588	563
Expected return on plan assets	(22,779)	—

Net benefit plan expense	$8,169	$683

44        Allstream Inc. 2003 Annual Report

    The average remaining service periods of the active employees covered by the pension plans range from 11 to 14 years.

    The average remaining service period of the active employees covered by the post-retirement life insurance program is 13 years.

    The average remaining life expectancy of the former employees covered by the post-retirement medical and dental insurance programs is 15 years.

    Information about the Company's defined benefit and other retirement benefit plans as at December 31, 2003, in aggregate, is as follows:

	Pension benefit plans	Other benefit plans
Accrued benefit obligation:
Balance, beginning of period	$520,285	$11,420
Interest cost	25,588	563
Actuarial loss	48,081	941
Current service cost	5,360	120
Employees' contributions	1,899	—
Benefits paid	(30,805)	(554)

Balance, end of period	$570,408	$12,490

	Pension benefit plans	Other benefit plans
Plan assets:
Fair value, beginning of period	$400,109	$—
Actual return on plan assets	81,574	—
Employer contributions	21,850	—
Accrued employer contributions	10,729	—
Employees' contributions	1,899	554
Benefits paid	(30,805)	(554)

Fair value, end of period	$485,356	$—

Funded status — plan deficit	$(85,052)	$(12,490)
Unrecognized actuarial loss (gain)	(10,714)	941

Accrued benefit liability	$(95,766)	$(11,549)

    The accrued benefit liability for other benefit plans is included in other long-term liabilities (note 10).

    The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows (weighted average assumptions as of December 31, 2003):

	Pension benefit plans	Other benefit plans
Discount rate	6.00%	6.00%
Expected long-term rate of return on plan assets	7.50%	—
Rate of compensation increase	3.50%	—
  (c)
  Funding commitment:

    At December 31, 2003, the Company had unfunded solvency deficits under its defined benefit pension plans of approximately $101.8 million. The Company is required to fund this deficit over the next four years.

Allstream Inc. 2003 Annual Report        45

12.   Share capital:

  (a)
  Authorized:

    The Company's authorized capital consists of an unlimited number of Class A Voting Shares and Class B Limited Voting Shares (collectively, the "Shares"). The two classes of Shares were created to ensure compliance with the foreign ownership restrictions in the Telecommunications Act (Canada) (the "Telecommunications Act") and the regulations thereunder. Class A Voting Shares participate equally with the Class B Limited Voting Shares with respect to the declaration of any dividends or distributions if, as and when declared by the board. Holders of Class A Voting Shares are entitled to receive the remaining assets of the Company on its winding-up or dissolution in equal amounts, share for share, with the holders of Class B Limited Voting Shares.

    Class A Voting Shares:

    Class A Voting Shares are convertible, at the option of the holder, at any time, into Class B Limited Voting Shares on a one-for-one basis. To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act and the regulations thereunder, for so long as those restrictions pertain, the directors of the Company shall have the right to sell the Class A Voting Shares of a holder thereof who is not a Canadian (as such term is defined in the Telecommunications Act), subject to the provisions of the CBCA and the Telecommunications Act. Holders of Class A Voting Shares are entitled to receive notice of and attend to vote at all meetings of the shareholders of the Company, except at a meeting at which holders of a specified class or series (other than the Class A Voting Shares) are entitled to vote separately as a class as provided in the CBCA or the Articles of the Company. Holders of Class A Voting Shares are entitled to elect five of the nine members to the board, subject to increase in accordance with the Company's Articles, commencing at such time as holders of the Class B Limited Voting Shares hold less than 50% of the Company's outstanding equity.

    Class B Limited Voting Shares:

    Class B Limited Voting Shares are convertible automatically upon the full or partial removal of foreign ownership restrictions within the Telecommunications Act, into Class A Voting Shares on a one-for-one basis to the extent not otherwise restricted by law, provided the conversion right is available on a pro rata basis to all holders of Class B Limited Voting Shares in the case of a partial removal. The Class B Limited Voting Shares may also be exchanged for Class A Voting Shares on a one-for-one basis, at the option of the holder in certain other limited circumstances, if the holder submits a Canadian residency declaration.

    Holders of Class B Limited Voting Shares are entitled to elect four of the nine members of the board, subject to reduction in accordance with the Company's Articles commencing at such time as the holders of the Class B Limited Voting Shares hold less than 50% of the Company's outstanding equity. The number of directors elected by holders of Class B Limited Voting Shares will be reduced in accordance with the percentage of total equity held by holders of Class B Limited Voting Shares in accordance with the Articles and the holders of the Class A Voting Shares will correspondingly acquire the entitlement to elect additional directors. Class B Limited Voting Shares are entitled to vote as a separate class in limited circumstances as described in the Articles or where required by the CBCA.

    Shareholder Rights Plan:

    The Company has established a Shareholder Rights Plan (the "Rights Plan") to ensure, to the extent possible, that all shareholders will be treated equally and fairly in connection with any take-over offer for the Company. The Rights Plan is triggered when a person acquires beneficial ownership of a minimum of either (i) 10% of the outstanding Class A Voting Shares (or such higher amount as may be determined by the Board of Directors, provided such amount does not exceed 20% of the outstanding Class A Voting Shares), or (ii) 20% of the aggregate outstanding Shares, other than under certain conditions. The initial lower threshold for bids for Class A Voting Shares recognizes the restriction on non-Canadian holders acquiring additional Class A Voting Shares due to ownership restrictions under the Telecommunications Act.

46        Allstream Inc. 2003 Annual Report

    The Rights Plan is designed to encourage any potential acquirer to negotiate directly with the Company's Board of Directors, to provide increased assurance that a potential acquirer would pay an appropriate control premium in connection with any acquisition of the Company, for the benefit of all shareholders.

  (b)
  On December 9, 2003, the Company's Board of Directors declared a special dividend of $3.50 per share on the issued and outstanding Class A Voting Shares and Class B Limited Voting Shares. This special dividend was paid on January 6, 2004 to holders of record at the close of business on December 19, 2003. The total dividend paid was $69.4 million.

  (c)
  Shares held in escrow:

    As described in note 1(i), in accordance with the provisions of the Plan, each Affected Creditor was to receive a pro rata share of the cash distribution of $233 million and 100% of the equity of the Company. If an Affected Creditor disputed the claim amount for distribution purposes at the Plan Implementation Date, the Company issued the number of Class B Limited Voting Shares and transferred the amount of cash that the Affected Creditor would have otherwise received into an escrow account with the transfer agent pending final adjudication or settlement of the dispute. Upon settlement of the dispute, any shares not distributed to the Affected Creditor are returned by the transfer agent to the Company for cancellation and deemed not to have been issued as at the Plan Implementation Date. Any cash not distributed to the Affected Creditors upon settlement of the disputed claim will be redistributed pro rata to all Affected Creditors.

    During the period, 241,000 Class B Limited Voting Shares were issued to the escrow account. Upon settlement of disputed claims, as described above, 24,000 of such shares were released from the escrow account, and 176,000 shares were cancelled. As of December 31, 2003, 41,000 Class B Limited Voting Shares remain in escrow.

13.   Stock-based compensation plans:

  (a)
  Management Incentive Plan:

    The Company has established and the board administers, a Management Incentive Plan permitting the grant of RSUs, SARs, stock options ("Options"), and other share-based awards to management employees of the Company. An aggregate of 2,000,000 Shares have been reserved for issuance under the Management Incentive Plan.

    RSUs, SARs and Options granted under the Management Incentive Plan are non-assignable, except as provided therein and SARs and Options expire not later than 10 years from the date of grant.

    (i)
    Restricted Share Units:

      Under the Management Incentive Plan, certain employees may receive an award in the form of an RSU, which generally vest at the end of three years. Stock-based compensation, representing the underlying value of the award, is recognized on a straight-line basis over the three-year vesting period, at which time, the RSUs are settled by the delivery of shares to the participant or, at the participant's option, the delivery of the cash equivalent market value of the shares determined by the average closing price of the shares for the five trading days immediately prior to the date of vesting. As at December 31, 2003, there were 229,244 RSUs awarded and outstanding, of which 144 RSUs were vested. Compensation expense recorded during the period for RSUs totalled $4.1 million and is recorded in selling, general and administration expenses.

Allstream Inc. 2003 Annual Report        47

    (ii)
    Share Appreciation Rights:

      SARs grants are settled by the delivery of a cash payment equal to the difference between the fair market value of the underlying shares upon exercise and the fair value at the date of grant, multiplied by the number of shares upon which a SAR is based. The board, at its discretion, may elect to have the Company deliver the underlying shares, cash or a combination of underlying shares and cash. SARs granted in conjunction with the granting of Options have the same terms for vesting as the Options to which they relate. Otherwise, each SAR grant vests as to one-third each on the date of grant, and on the first and second anniversaries of the date of grant. SAR grants are exercisable over a maximum 10-year term. As at December 31, 2003, there are no SARs awarded and outstanding.

    (iii)
    Stock options:

      The number of shares reserved for issuance in the aggregate to any one eligible person pursuant to the Management Incentive Plan shall not exceed 5% of the aggregate outstanding Shares. Each Option is exercisable into one Class A Voting Share or Class B Limited Voting Share (as specified in the grant) of the Company, at a price no less than the closing price of such class of shares, on the day immediately preceding the grant date and generally vest over three years.

      The following table summarizes the Company's Options outstanding at December 31, 2003:

	Number of options	Exercise price per share	Weighted average exercise price
Outstanding, April 1, 2003	—	$—	$—
Granted	672,000	36.05 - 67.79	37.49
Cancelled	(99,780)	(36.05)	(36.05)
Exercised	—	—	—

Outstanding, December 31, 2003	572,220	36.05 - 67.79	37.74

      The following table summarizes information concerning options outstanding at December 31, 2003:

	Options outstanding
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$36.05	528,720	4.3	$36.05
$52.38 — $67.79	43,500	4.8	58.26

	572,220	4.3	37.74

Exercisable, end of year	720	0.7	$36.05

48        Allstream Inc. 2003 Annual Report

  (b)
  Employee Share Ownership Plan:

    The Board approved an ESOP, effective July 2003. All permanent full-time salaried and sales employees and all bargaining unit employees, including permanent and temporary, full and part-time, are eligible. The maximum contribution level is 8% of base pay for salaried and bargaining unit employees or target income for employees on sales commission. Allstream will match 25% of each participating employee's contributions with a cash contribution on a quarterly basis. Upon attainment of certain Company targets, the Company will contribute an additional 25% match. This amount will be payable to a trustee on behalf of active employees as of December 31 of each year and will be paid on the date the annual variable pay is paid. The funds are used by the trustee to acquire the Company's shares on the open market. Compensation expense recorded during the period under the ESOP plan was $1.4 million.

  (c)
  Director Compensation Plan:

    Outside members of the Company's Board of Directors may elect annually to receive all or a portion of their compensation in the form of DSUs, the number of which is determined by the market price of the Company's Shares at the time of payment of the director's annual retainer fees. Additional DSUs are granted when dividends are paid. Upon termination of board service, the cash value to be paid for the DSUs is determined by the average closing price of the Shares for the five trading days immediately prior to the date of termination of board service. In the period ended December 31, 2003, 4,411 DSUs have been granted, are outstanding and are fully vested. Compensation expense recorded during the period under the Director Compensation Plan was $0.3 million.

14.   Earnings per share:

Numerator:	$65,562
Denominator:
Basic weighted average number of shares outstanding (in thousands)	19,782
Effect of dilutive securities:
Employee stock options	169

Diluted weighted average number of shares outstanding (in thousands)	19,951

  During the period, 21,000 employee stock options were excluded from the calculation of diluted earnings per share as they were anti-dilutive. These options could be dilutive in the future.

Allstream Inc. 2003 Annual Report        49

15.   Income taxes:

  The Company uses the asset and liability method of accounting for income taxes. The tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

As at December 31, 2003
Future tax assets:
Operating loss carryforwards	$1,088,701
Property, plant and equipment	26,454
Restructuring costs	17,197
Accrued pension liability	37,713
Other	26,773

Total future tax assets	1,196,838
Valuation allowance	(1,196,838)

Net future income tax assets	$—

  The implementation of the Plan and certain related transactions resulted in a forgiveness of indebtedness of approximately $3.9 billion for income tax purposes. The forgiven amount was applied to reduce non-capital losses of approximately $769 million and approximately $3.1 billion of capital losses available to the Company. The capital losses arose on an acquisition of control of the Predecessor that occurred on the implementation of the Plan.

  Following the implementation of the Plan, the remaining non-capital tax losses of the Predecessor are available to reduce taxable income of the Company. The use of these losses will generally be restricted in future years to profits from the Predecessor's business that gave rise to the losses, and profits from similar businesses. As the Predecessor incurred significant losses and did not have a history of operating income, a full valuation allowance was recorded to reduce future income tax assets to nil upon fresh start accounting.

  When the tax benefits of the future income tax asset is subsequently realized, the benefit is recorded as a capital transaction and is included in contributed surplus. The benefit of the Predecessor's future tax assets utilized and recorded by the Company in contributed surplus during the period amounted to $46.7 million.

  The reconciliation of the provision for income taxes to amounts computed by applying combined federal and provincial tax rates to income before provision for income taxes is as follows:

Computed at combined statutory rate	$41,462
Tax effect of:
Expenses not deductible for income tax purposes	612
Large Corporations Tax	1,386
Effect of increase in enacted tax rates	(132,835)
Change in valuation allowance	136,995
Other	568

6,726

$48,188

50        Allstream Inc. 2003 Annual Report

  The effect of the increase in enacted tax rates of $132.8 million is due to the revaluation of the Company's future tax assets for an increase in provincial corporate income tax rates. The change in income tax rates increases the benefit of utilizing these tax losses in future periods. However, the increased future tax asset arising from this change has been offset by a valuation allowance, as management believes it is more likely than not that this asset will not be realized.

  At December 31, 2003, the Company has the following non-capital losses available to reduce future years' taxable income, which expire as follows:

2004	$54,412
2005	101,929
2006	526,931
2007	499,461
2008	234,286
2009	1,639,296
2010	16,467

$3,072,782

16.   Workforce reduction and provision for restructuring:

	April 1, 2003	Payments	Accretion expense	December 31, 2003
Provision for restructuring:
Workforce reduction	$7,841	$(5,352)	$—	$2,489
Facilities consolidation	9,956	(3,048)	415	7,323

	$17,797	$(8,400)	$415	$9,812

  In 2002, the Predecessor implemented a cost reduction initiative to bring the Predecessor's cost structure in line with its current and projected revenue base. This cost reduction initiative included both employee severance costs and facilities consolidation costs. The remaining balances at December 31, 2003 represent salary continuance payments in accordance with employee severance agreements and future payments to be made to landlords as a result of facilities consolidation activities.

  The provision for restructuring comprises $4.0 million included in accrued liabilities and $5.8 million included in other long-term liabilities.

17.   Financial instruments:

  (a)
  Fair values of financial assets and liabilities:

    The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

  (b)
  Foreign currency risk:

    The Company is exposed to foreign currency fluctuations on its U.S. dollar-denominated cash and cash equivalents, accounts receivable and accounts payable. The foreign exchange gain for the period of $3 million is recorded in selling, general and administration expenses.

Allstream Inc. 2003 Annual Report        51

  (c)
  Interest rate risk:

    The following table summarizes the Company's exposure to interest rate risk.

		Fixed interest rate maturing within
	Floating rate	1 year	1 - 5 years	After 5 years	Non-interest bearing
Financial assets
Cash and cash equivalents	$345,734	$—	$—	$—	$—
Accounts receivable	—	—	—	—	120,598
Financial liabilities
Current liabilities	—	—	—	—	272,853
Capital leases	—	5,222	5,121	10,497	—
  (d)
  Credit risk:

    The Company's financial instruments that are exposed to credit risk are cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of investments in highly liquid, highly secure money market instruments, which are on deposit at major financial institutions. Credit risk with respect to accounts receivable is limited due to the large number of customers to which the Company provides services.

18.   Segmented information:

  The Company currently operates in one operating segment, the telecommunications industry in Canada. The Company offers a number of products and services, delivered through its integrated network and solutions support infrastructure, sold by a national sales force, agents and telemarketers, and provisioned by one operations group. The Company makes decisions and evaluates financial performance primarily based on product and services revenue.

  Revenue by product and services is as follows:

Data	$307,445
Local	162,906
Internet and IT services	127,935
Other	10,289

608,575
Long distance	339,221

$947,796

  During the period, no customers of the Company individually represented more than 10% of the Company's revenue.

52        Allstream Inc. 2003 Annual Report

19.   Change in non-cash working capital:

Accounts receivable	$23,291
Other current assets	22
Other assets	(1,644)
Accounts payable	12,816
Accrued liabilities	(8,288)
Income taxes payable	(368)
Other long-term liabilities	(2,698)

$23,131

20.   Supplemental cash flow information:

Supplemental cash flow information:
Interest paid	$251
Income taxes paid	4,615
Supplemental disclosure of change in non-cash financing and investing activities:
Accrued liabilities and accounts payable incurred for the acquisition of property, plant and equipment	20,110
Accrued liabilities incurred for the investment in the venture with Inukshuk Internet Inc. and NR Communications, LLC	4,900

Allstream Inc. 2003 Annual Report        53

21.   Reconciliation to accounting principles generally accepted in the United States:

  The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those in the United States ("U.S. GAAP"), except as outlined below:

  (a)
  Consolidated statements of operations and comprehensive income and consolidated balance sheet:

    The application of U.S. GAAP would have the following effect on income for the period and basic and diluted earnings per common share as reported:

Net income, Canadian GAAP	$65,562
Depreciation (a)(ii)	(2,299)
Accretion expense (a)(ii)	(595)

Net income and comprehensive income, U.S. GAAP	$62,668

Earnings per common share under U.S. GAAP:
Basic	$3.17
Diluted	3.14

Weighted average number of common shares outstanding (in thousands):
Basic	19,782
Diluted	19,951

    The cumulative effect of these adjustments on shareholders' equity is as follows:

Shareholders' equity in accordance with Canadian GAAP	$623,892
Depreciation (a)(ii)	(2,299)
Accretion expense (a)(ii)	(595)

Shareholders' equity in accordance with U.S. GAAP	$620,998

    The following table indicates the differences between the amounts of consolidated balance sheet items determined in accordance with Canadian and U.S. GAAP:

	U.S. GAAP	Canadian GAAP	Difference
Assets
Property, plant and equipment	$550,222	$543,354	$6,868
Liabilities and Shareholders' Equity
Other long-term liabilities	60,753	50,991	9,762
Deficit	(6,717)	(3,823)	(2,894)

54        Allstream Inc. 2003 Annual Report

    (i)
    Consolidated statement of cash flows:

      Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by (used in) operations before change in non-cash working capital items in the consolidated statement of cash flows. U.S. GAAP does not permit this subtotal to be included.

    (ii)
    Asset retirement obligations:

      The Company adopted SFAS No. 143 for U.S. GAAP purposes on April 1, 2003, in conjunction with its adoption of fresh start accounting. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset's estimated useful life.

      The Company has asset retirement obligations related to a number of asset categories, including:

      •
      Fibre — located underground or on poles, where the Company may be obligated to remove the fibre and/or related equipment if the underlying rights-of-way is terminated or if the Company chooses to decommission the assets;

      •
      Microwave towers and buildings/structural accesses — removal of equipment and related accesses to the sites; and

      •
      Leased facilities — restoration of certain leased premises to their original state upon exit.

      Significant assumptions are required to estimate the fair value of asset retirement obligations, primarily related to the amount and timing of cash flows required to satisfy the Company's future legal obligation, the probability of being required to retire the asset, and the appropriate discount rate to present value the future cash flows. Actual results that differ from the estimates used will impact future results of operations and the financial position of the Company.

      The undiscounted amount of the estimated cash flows required to settle the obligation is $14.9 million. The present value of the asset retirement obligation was calculated using a credit adjusted discount rate of 8.7% over periods ranging from 2 to 38 years.

      The following is a reconciliation of the significant changes in the asset retirement obligation during the period:

Asset retirement obligation liability, April 1, 2003	$9,167
Accretion expense	595

December 31, 2003	$9,762

Allstream Inc. 2003 Annual Report        55

    (iii)
    Stock-based compensation expense:

      Effective April 1, 2003, the Company adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation — Translation and Disclosure ("SFAS No. 148"). This statement amends SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), to provide for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. As allowed by SFAS No. 148, the Company has chosen to continue to account for compensation cost associated with its employee stock option plan in accordance with the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), adopting the disclosure only provisions of SFAS No. 123. Under this method, no compensation expense is recorded if stock options are granted at an exercise price equal to the fair market value of the Company's stock on the grant date. The accounting for cash settled RSUs and DSUs under the intrinsic method is consistent with the Company's accounting policy under Canadian GAAP. As option grants during the year had an exercise price equal to fair value and no modification to terms occurred during the year, stock-based compensation expense recorded under the intrinsic value method was consistent with Canadian GAAP. Effective January 1, 2004, the Company will adopt fair value accounting for all employee awards. The impact is consistent with Canadian GAAP, as described in note 2(g)(ii), except that under U.S. GAAP, any transitional charge is recognized in earnings as a cumulative effect of a change in accounting principles.

      Had the Company adopted the fair value method to account for stock options under SFAS No. 123, income attributable to common shareholders and basic and dilutive earnings per share would have been as indicated below:

Income attributable to common shareholders, as reported — U.S. GAAP	$62,668
Deduct total stock-based employee compensation expense determined under fair value-based method for all awards	(3,128)

Income attributable to common shareholders, pro forma — U.S. GAAP	$59,540

Pro forma weighted average number of common shares outstanding (in thousands):
Basic	19,782
Diluted	19,782

Earnings per share:
As reported:
Basic	$3.17
Diluted	3.14
Pro forma:
Basic	3.01
Diluted	3.01

      The assumptions used to value stock option grants for the purposes of the SFAS 123 pro forma disclosure are consistent with Canadian GAAP as noted in note 2(g)(ii).

56        Allstream Inc. 2003 Annual Report

  (b)
  Other disclosures:

  (i)
  Accounts receivable are net of an allowance for doubtful accounts of $14.3 million at December 31, 2003.

  (ii)
  Recently issued accounting standards:

      In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are included in note 22 (b)(ii). Effective 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The adoption of this standard did not have a material impact on the consolidated financial statements.

      In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21, addressing how to account for revenue arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (a) the delivered item has value to the customer on a stand-alone basis; (b) there is objective and reliable evidence of the fair value of undelivered items; and (c) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The adoption of this standard on April 1, 2003 did not have a material impact on the consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, An Interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities, as defined in the Interpretation. The Interpretation applied immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities Revised. FIN 46R modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions for all newly created post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. The application of these Interpretations did not have a material effect on the consolidated financial statements.

Allstream Inc. 2003 Annual Report        57

22.   Commitments and contingencies:

  (a)
  Contractual commitments:

  (i)
  Operating leases, capital purchase commitments and supply contracts:

      Under the terms of its operating lease agreements for fibre optics maintenance, operating facilities, equipment rentals and capital purchase commitments under supply contracts and customer contracts, the Company is committed to make the following payments for the years ending December 31, as follows:

2004	$153,809
2005	100,638
2006	69,255
2007	59,696
2008	52,450
Thereafter	232,945

$668,793

    (ii)
    Other:

      As described in note 11(c), the Company is required to fund certain solvency deficits under its defined benefit pension plans. As described in note 6, the Company has commitments in connection with an investment.

  (b)
  Contingent liabilities:

  (i)
  Litigation:

      In the normal course of operations, the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

    (ii)
    Guarantees:

      Effective January 1, 2003, the Company adopted AcG-14, Disclosure of Guarantees, which requires a guarantor to disclose certain information about guarantees it has provided. In addition to the above commitments and contingencies, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These indemnifications relate to numerous matters, as described below.

      The Company has provided intellectual property indemnifications, which are customary in the industry and have indefinite terms and require the Company to compensate other parties for certain damages or costs incurred as a result of third party intellectual property claims arising from certain transactions. The nature of intellectual property indemnifications prevents the Company from making reasonable estimates of the maximum liability arising therefrom. Historically, the Company has not made significant payments related to these indemnifications.

      In addition, the Company has provided indemnifications under certain supplier agreements with other telecommunications providers and municipalities pursuant to the provision of the Company's services. These indemnifications relate to claims made by third parties (including customers) in connection with the use of the Company's services and related equipment.

      The Company has indemnified a third party in connection with a marketing agreement, and has determined that the potential maximum loss is not significant. The Company has also indemnified certain financial advisors regarding liability they may incur as a result of their activity as advisors to the Company or the Company's noteholders arising out of the Company's restructuring in 2003.

58        Allstream Inc. 2003 Annual Report

      In connection with certain dispositions of assets or businesses, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, or damages to property or buildings, environmental liabilities and changes in the interpretation of laws or regulations (including tax laws).

      The maximum amount of these indemnifications cannot be reasonably estimated due to the uncertain nature of such indemnities. The difficulty in assessing the amount of the liability results primarily from the inability in determining how the law will apply to such provisions and the lack of limitations on potential liability. Historically, the Company has not made significant payments related to these indemnifications.

      The Company continues to monitor the conditions that are subject to guarantees and/or indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees and indemnifications when those losses are estimable.

  (c)
  Letters of credit:

    In the normal course of business, the Company obtains letters of credit in compliance with its rights-of-way agreements with various municipalities and utility companies. In general, the terms of the letters of credit permit the municipality or the utility company to draw on the letters of credit to recover any losses incurred under the rights-of-way agreement, as defined. As at December 31, 2003, the Company had letters of credit outstanding of $1.6 million with nil drawn.

Allstream Inc. 2003 Annual Report        59

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